

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2024

William Siwek
Chief Executive Officer
TPI Composites, Inc
9200 E. Pima Center Parkway
Suite 250
Scottsdale, AZ 85258

> **Re: TPI Composites, Inc**
> **Registration Statement on Form S-3**
> **Filed January 12, 2024**
> **File No. 333-276482**

Dear William Siwek:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino at 202-551-3456 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kim de Glossop